UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41734

Prestige Wealth Inc.

Office Unit 6620B, 66/F, The Center

99 Queen’s Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

Prestige Wealth Inc. (the “Company”) is filing this report of foreign private issuer on Form 6-K to report the Company’s financial results for the six months ended March 31, 2025 and 2024.

On November 4, 2024, the Company completed its acquisition of all shares of SPW Global Inc. (“SPW Global”), a company incorporated under the laws of the British Virgin Islands, which in turn wholly owns Wealth AI PTE LTD. (“Wealth AI”), a company incorporated under the laws of Republic of Singapore. Upon closing, SPW Global and Wealth AI became wholly owned subsidiaries of the Company. The Company is filing this report of foreign private issuer on Form 6-K to provide (i) the audited consolidated financial statements of Wealth AI for the years ended September 30, 2024 and 2023, (ii) unaudited interim financial statements of Wealth AI for the six months ended March 31, 2025 and 2024 and (iii) the unaudited pro forma financial information of the Company after giving effect to the consummation of the acquisition of SPW Global.

Attached as exhibits to this report of foreign private issuer on Form 6-K are:

(i)	The unaudited interim condensed consolidated financial statements and related notes of the Company as of and for the six months ended March 31, 2025 as Exhibit 99.1;

(ii)	Press release titled “Prestige Wealth Inc. Announces First Half of Fiscal Year 2025 Financial Results” as Exhibit 99.2;

(iii)	Audited consolidated financial statements of Wealth AI for the years ended September 30, 2024 and 2023 and unaudited interim financial statements of Wealth AI for the six months ended March 31, 2025 as Exhibit 99.3 and relevant consent letter as Exhibit 99.4; and

(iv)	Unaudited pro forma condensed combined financial information of the Company after giving effect to the consummation of the acquisition of SPW Global as Exhibit 99.5.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited interim condensed consolidated financial statements and related notes of the Company for the six months ended March 31, 2025 and 2024
99.2	Press release titled “Prestige Wealth Inc. Announces First Half of Fiscal Year 2025 Financial Results”
99.3	Audited consolidated financial statements of Wealth AI for the years ended September 30, 2024 and 2023 and unaudited interim financial statements of Wealth AI for the six months ended March 31, 2025 and 2024
99.4	Consent of Summit Group CPAs, P.C.
99.5	Unaudited pro forma condensed combined financial information of the Company after giving effect to the consummation of the acquisition of SPW Global
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Label Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File formatted as Inline XBRL and contained in Exhibit 101

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prestige Wealth Inc.

Date: September 19, 2025	By:	/s/ Kazuho Komoda
	Name:	Kazuho Komoda
	Title:	Chief Executive Officer and Chairman

3